CARDERO RESOURCE CORP.

2013 ANNUAL GENERAL MEETING

Notice of Annual General Meeting of Shareholders
and
Management Information Circular

Place:	Renaissance Vancouver Harbourside Hotel
Port of Vancouver Room (Reception to follow)
1133 West Hastings Street
Vancouver, BC V6E 3T3

Time:	2:00 p.m.

Date:	Thursday, April 25, 2013

CARDERO RESOURCE CORP.

CORPORATE DATA	Head Office
Suite 2300, 1177 West Hastings Street
Vancouver, B.C.
CANADA V6E 2K3
Telephone: 604-408-7488
Toll Free: 1-888-770-7488
Facsimile: 604-408-7499
Web Site: www.cardero.com

	Directors	Officers
	Hendrik van Alphen	Hendrik Van Alphen, President & CEO
	Ryan Dunfield	Blaine Bailey, CFO
	Stephan Fitch	Angus Christie, COO
	Leonard Harris	Marla Ritchie, Corporate Secretary
	Paul Matysek	Lawrence Talbot, Vice-President & General Counsel
Keith Henderson, Executive Vice-President
Registrar & Transfer Agent
Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, British Columbia
V6C 3B9

Legal Counsel
Gowling Lafleur Henderson LLP	Dorsey & Whitney LLP
550 Burrard Street	701 Fifth Avenue, Suite 6100
Suite 2300, Bentall 5	Seattle, Washington
Vancouver, British Columbia	USA 98104-7043
V6C 2B5

Auditor
PricewaterhouseCoopers LLP
Chartered Accountants
250 Howe Street, Suite 700
Vancouver, British Columbia
V6C 3S7

Stock Exchange Listings
Toronto Stock Exchange
Symbol “CDU”

NYSE MKT
Symbol “CDY”

Frankfurt Stock Exchange
Symbol “CR5”

CARDERO RESOURCE CORP.
Suite 2300 – 1177 West Hastings Street
Vancouver, British Columbia
Canada V6E 2K3

NOTICE OF 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2013 annual general meeting (the “Meeting”) of the shareholders of CARDERO RESOURCE CORP. (the “Company”) will be held in the Port of Vancouver Room (2nd Floor), Renaissance Vancouver Harbourside Hotel, 1133 West Hastings Street, Vancouver, British Columbia, on Thursday, April 25, 2013, at the hour of 2:00 p.m. (Vancouver time), for the following purposes:

1.

To receive the audited consolidated financial statements of the Company for the fiscal year ended October 31, 2012 (with comparative statements relating to the preceding fiscal period) together with the report of the auditor thereon;

2.	To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the fiscal year ending October 31, 2013 and to authorize the directors to fix the auditors’ remuneration;

3.	To elect directors;

4.

To amend the current articles of the Company to incorporate advance notice provisions with respect to the election of directors of the Company as more particularly described in the Company’s Information Circular dated March 22, 2013; and

5.	To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Shareholders of the Company who are unable to attend the meeting in person are requested to complete, sign and date the enclosed Proxy/Voting Instruction Form and to mail it to or deposit it with Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the meeting, an executed Proxy/VIF must be received by Computershare prior to 4:30 p.m. (PDT) on Monday, April 22, 2013.

The Company has fixed the close of business on the 15th day of March, 2013 as the record date for the determination of shareholders who are entitled to receive notice of, and to vote at, the Meeting. The transfer books of the Company will not be closed. Only shareholders of the Company of record as at that date are entitled to receive notice of and to vote at the Meeting. The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is incorporated into this Notice. Please advise the Company of any change in your address.

DATED at Vancouver, British Columbia, this 22nd day of March, 2013.

BY ORDER OF THE BOARD

                                          “Hendrik Van Alphen” (signed)
HENDRIK VAN ALPHEN, President & CEO

CARDERO RESOURCE CORP.
Suite 2300 – 1177 West Hastings Street
Vancouver, British Columbia
Canada V6E 2K3
Tel: 604.408.7488
Fax: 604.408.7499

INFORMATION CIRCULAR
For the Annual General Meeting to be held on April 25, 2013
(information is as at March 22, 2013, except as indicated)

This information circular (the “Information Circular”) is dated March 22, 2013 and is being furnished in connection with the solicitation of proxies by the management of Cardero Resource Corp. (the “Company”) for use at the 2013 annual general meeting (the “Meeting”) of shareholders of the Company to be held at 2:00 p.m. (Vancouver time) on Thursday, April 25, 2013 at the place and for the purposes set forth in the accompanying Notice of Meeting.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, you may revoke an executed and deposited proxy by (a) except to the extent otherwise noted on such later proxy, signing new proxy bearing a later date and depositing it at the place and within the time required for the deposit of proxies, (b) signing and dating a written notice of revocation (in the same manner as a proxy is required to be executed as set out in the notes to the proxy) and either depositing it at the place and within the time required for the deposit of proxies or with the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting, or (c) registering with the Scrutineer at the Meeting as a registered shareholder present in person, whereupon any proxy executed and deposited by such registered shareholder will be deemed to have been revoked.

Only registered shareholders have the right to revoke a proxy. If you are not a registered shareholder and you wish to change your vote you must, at least seven (7) days before the Meeting, arrange for the intermediary which holds your common shares to revoke the proxy given by them on your behalf.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

PERSONS MAKING THE SOLICITATION

The enclosed proxy is solicited by Management. The Company has retained Allen Nelson & Co. Incorporated, of Seattle, Washington, USA (“Nelson”) to assist the Company in connection with the solicitation and monitoring of proxies for the Meeting. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made by regular officers and employees of the Company (who will receive no additional compensation for such work) and by employees of Nelson. The Company estimates that the fees and disbursements of Nelson in connection with this proxy solicitation will be approximately USD 15,000. The Company may reimburse shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute proxies. All costs of solicitation will be borne by the Company. None of the directors have advised that they intend to oppose any action intended to be taken by management as set forth in this Information Circular.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

PROXY INSTRUCTIONS

The persons named in the accompanying proxy are current officers of the Company. If a shareholder wishes to appoint some other person (who need not be a shareholder) to represent that shareholder at the Meeting the shareholder may do so, either by striking out the printed names and inserting the desired person’s name in the blank space provided in the proxy or by completing another proper proxy and in either case delivering the completed and executed proxy to the Company’s transfer agent, Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, CANADA M5J 2Y1, not later than 4:30 p.m., Pacific Daylight Time, on Monday, April 22, 2013 or, with respect to any matter occurring after the reconvening of any adjournment of the Meeting, not less than 2 business days prior to the day set for the recommencement of such adjourned Meeting. Proxies delivered after such times will not be accepted.

To be valid, the proxy must be dated and be signed by the shareholder or by a duly appointed attorney for such shareholder, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer. If a proxy is signed by a person other than the registered shareholder, or by an officer of a registered corporate shareholder, the Chairman of the Meeting may require evidence of the authority of such person to sign before accepting such proxy.

THE SHARES REPRESENTED BY PROXY WILL, ON A POLL, BE VOTED OR WITHHELD FROM VOTING BY THE PROXYHOLDER IN ACCORDANCE WITH THE INSTRUCTIONS OF THE PERSON APPOINTING THE PROXYHOLDER ON ANY BALLOT THAT MAY BE CALLED FOR AND, IF A CHOICE HAS BEEN SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES WILL BE VOTED ACCORDINGLY.

ON A POLL, IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, OR IF BOTH CHOICES HAVE BEEN SPECIFIED, THE PERSON APPOINTED PROXYHOLDER WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY AS RECOMMENDED BY MANAGEMENT (WHICH, IN THE CASE OF THE MEETING, WILL BE IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS).

The enclosed proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person(s) appointed proxyholder(s) thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and which may properly come before the Meeting. At the time of the printing of this Information Circular, management knows of no such amendment, variation or other matter which may be presented to the Meeting.

ADVICE TO NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

The information set out in this section is important to many shareholders as a substantial number of shareholders do not hold their shares in their own name.

Only registered shareholders or duly appointed proxyholders for registered shareholders are permitted to vote at the Meeting. Most of the shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.

More particularly, a person is not a registered shareholder in respect of shares of the Company which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either (a) in the name of an intermediary (the “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans), or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. As noted below, in accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy (collectively referred to as the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, if you are a Non-Registered Holder and you have not waived the right to receive the Meeting Materials you will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted to the number of shares beneficially owned by you, but which is otherwise not complete. Because the Intermediary has already signed the proxy, this proxy is not required to be signed by you when submitting it. In this case, if you wish to submit a proxy you should otherwise properly complete the executed proxy provided and deposit it with the Company’s Registrar and Transfer Agent, Computershare Investor Services Inc., as provided above; or

(b)

more typically, a Non-Registered Holder will be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non- Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy”, “proxy authorization form” or “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page printed form, the voting instruction form will consist of a regular printed proxy accompanied by a page of instructions that contains a removable label containing a bar-code and other information. In order for the proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the proxy, properly complete and sign the proxy and return it to the Intermediary or its service company (not the Company or Computershare Investor Services Inc.) in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares that they beneficially own. If you are a Non-Registered Holder and you wish to vote at the Meeting in person as proxyholder for the shares owned by you, you should strike out the names of the management designated proxyholders named in the proxy authorization form or voting instruction form and insert your name in the blank space provided. In either case, you should carefully follow the instructions of your Intermediary, including when and where the proxy, proxy authorization or voting instruction form is to be delivered.

The materials with respect to the Meeting are being sent to both registered shareholders and Non-Registered Holders who have not objected to the intermediary through which their common shares are held disclosing ownership information about themselves to the Company (“NOBO’s”). If you are a NOBO, and the Company or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary on your behalf.

If you are a Non-Registered Holder who has objected to the intermediary through which your common shares are held disclosing ownership information about you to the Company (an “OBO”), you should be aware that the Company does not intend to pay for intermediaries to forward the materials with respect to the Meeting, including proxies or voting information forms, to OBO’s and therefore an OBO will not receive the materials with respect to the Meeting unless that OBO’s intermediary assumes the cost of delivery.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the current directors or executive officers, no proposed nominee for election as a director, none of the persons who have been directors or executive officers since the commencement of the last completed financial year and no associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized capital of the Company consists of an unlimited number of common shares without par value (“common shares”). As at March 22, 2013, 110,596,270, common shares were issued and outstanding.

Only shareholders of record at the close of business on March 15, 2013 (the “Record Date”), who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their common shares voted at the Meeting.

On a show of hands, every individual who is present as a registered shareholder or as a duly appointed representative of one or more registered corporate shareholders will have one vote, and on a poll every registered shareholder present in person or represented by a validly appointed proxyholder, and every person who is a duly appointed representative of one or more corporate registered shareholders, will have one vote for each common share registered in the name of the shareholder on the list of shareholders, which is available for inspection during normal business hours at Computershare Investor Services Inc. and will be available at the Meeting. Shareholders represented by proxyholders are not entitled to vote on a show of hands.

To the knowledge of the directors and executive officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company.

FINANCIAL STATEMENTS AND MD&A

The audited financial statements of the Company for the fiscal year ended October 31, 2012, and the accompanying management discussion and analysis, were filed on SEDAR on January 29, 2013 and have been mailed to all shareholders who had requested them by returning the “Annual/Interim Financial Statement and MD&A Request Form” mailed by the Company as part of its 2012 annual general meeting materials. If you wish to receive either or both of the annual audited financial statements and interim financial statements and accompanying MD&A for the 2013 fiscal year (which commenced on November 1, 2012), you must complete and return the “Annual/Interim Financial Statement and MD&A Request Form” accompanying this Information Circular.

ELECTION OF DIRECTORS

Election of Directors

The Board of Directors presently consists of five (5) directors. The Board has, by resolution, fixed the number of directors for the time being at five (5), commencing at the Meeting. There will therefore be five (5) directors to be elected at the Meeting for the ensuing year.

Each director is elected annually and holds office until the next annual meeting of shareholders, unless that person ceases to be a director before then. Accordingly, the term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as Management’s nominees (each, a “proposed director”) and, in the absence of instructions to the contrary, the shares represented by proxies will, on a poll, be voted in favour of each proposed director. Management does not contemplate that any of the proposed directors will be unable to serve as a director.

Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia) (“BCBCA”).

The Company has adopted a majority voting policy with respect to the election of directors– see Schedule A, “Statement of Corporate Governance Practices – Majority Voting Policy” for details.

In the following table and notes thereto is stated the name of each proposed director, the province or state and country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the Record Date.

Name, Province and Country of Residence and Other Positions, if any, held with the Company (1)	Date First Became a Director	Number of Shares Beneficially Owned, Directly or Indirectly(1)
VAN ALPHEN, Hendrik Director, Chief Executive Officer and President British Columbia, Canada	April 19, 1999	1,884,119
HARRIS, Leonard(2)(3)(4)(5) Director Colorado, USA	February 25, 2000	134,694
FITCH, Stephan(2)(3)(4)(5) Director London, England	May 31, 2006	70,952
MATYSEK, Paul(3) Director British Columbia, Canada	September 13, 2012	346,000(6)
DUNFIELD, Ryan(2)(5) Director British Columbia, Canada	September 13, 2012	Nil

NOTES:

(1)

The information as to the province/state and country of residence and number of common shares held, not being within the knowledge of the Company, has been furnished by the respective proposed directors individually.

(2)	Denotes member of Audit Committee.

(3)	Denotes member of the Compensation Committee.

(4)	Denotes member of the Sustainable Development Committee.

(5)	Denotes member of the Corporate Governance and Nominating Committee.

(6)	Of these, 326,000 are held personally and 20,000 are held by Bedrock Capital Corporation, a company controlled by Mr. Matysek.

There is no executive committee of the board of directors.

Unless otherwise stated, each of the below-named nominees has held the principal occupation or employment indicated for the past five years (information provided by the respective nominees): Hendrik Van Alphen (CEO, President & Director) - Mr. Van Alphen has been in the mining business for over 27 years, first as an exploration drilling contractor, then as President of Pacific Rim Mining Corp. Mr. Van Alphen laid the foundation for Pacific Rim becoming a successful South American-based resource company. He was also instrumental in the Company’s entrance into South America. He has been a director of the Company since 1999, was the Chief Executive Officer of the Company from May 14, 2001 to November 9, 2011, President of the Company from April 10, 2000 to June 1, 2011, Managing Director from November 9, 2011 to March 19, 2013 and became Chief Executive Officer and President of the Company again on March 19, 2013. He is presently the President & CEO and a director of Wealth Minerals Ltd. and a director of Ethos Capital Corp. and Balmoral Resources Ltd., all companies listed on the TSXV.

Leonard Harris (Director) - Mr. Harris is a professional engineer with a Metallurgy diploma and 52 years’ experience in all aspects of mineral processing and mining operations world-wide, a significant part of which has been in South America. Mr. Harris spent 16 years with Cerro de Pasco Corporation before joining Newmont Mining Corporation, where he served as President and General Manager of Newmont Peru Limited and Vice-President and General Manager of Newmont Latin America. Mr. Harris was General Manager (involved in construction and operation) of the Minera Yanacocha gold mine in Peru. Since 1995, Mr. Harris has been a consultant and director of several mining and mineral exploration companies including Glamis Gold Ltd., Indico Resources Ltd., Sulliden Gold Corporation Ltd., Solitario Exploration & Royalty Corp., Golden Arrow Resources Corporation, Alamos Gold Inc., Pediment Gold Corp., Corriente Resources Inc., Canarc Resource Corp. and Endeavour Silver Corp. Stephan Fitch (Director) – Mr. Fitch is a co-founder and a managing director of the London based IAG Holdings Ltd. (IAGH), a private company which specializes in international merchant banking activities. He has been involved in a broad range of international corporate finance/investment banking activities for over 27 years specializing primarily in start-up, venture capital and small-capitalized public companies. Prior to joining IAGH, Mr. Fitch was co-founder and Executive Vice President of New World Capital, Inc. New World was established in 1992 and was involved in corporate finance and investment banking activities throughout Europe and the US. Prior to joining New World, Mr. Fitch co-founded, in 1986, Somerset Partners Ltd., a Denver based partnership specializing in M & A activities. From 1984 to 1986, Mr. Fitch worked as an assistant research analyst for Cambridge Research and Management Group, a registered commodities trading advisor, based in Century City, California.

Paul Matysek (Director) – Mr. Matysek is presently the CEO and President of Goldrock Mines Ltd. He is the former CEO and Founder of Lithium One Inc. where, under his stewardship, Lithium One Inc. developed a leading lithium brine resource in Argentina and was acquired by Galaxy Resources Ltd. (July 2012). Previously, Mr. Matysek was the co-founder, CEO and President of Energy Metals Corporation (“EMC”) (2005 to August 2007), a pure uranium mining and development company, which was acquired by Uranium One Inc. in a billion dollar plus transaction. He is also the former President and CEO of Potash One Inc., a Saskatchewan based potash exploration company (November 2007 to March 2011) acquired by K+S Aktiengesellschaft in March 2011 for $450 million in an all cash deal. A professional geoscientist with more than 25 years’ international experience, Mr. Matysek holds a Master of Science degree in Geology. He is a recognized entrepreneur, specializing in developing resource-based companies from conception to production, and has held or holds senior management and/or director positions with several natural resource exploration and development companies. Mr. Matysek is currently a director of Nevada Copper Corp., Aurcana Corp. and a number of other natural resource companies. Ryan Dunfield (Director) - Mr. Dunfield is Vice President with the Vancouver, B.C. private equity group Second City Capital Partners, and its affiliate, Gibralt Capital Corporation. Mr. Dunfield is heavily involved with the acquisition and divestiture of portfolio companies within the resource sector. Previous to Second City Capital Partners, Mr. Dunfield worked in the debt capital markets, with exposure to corporate banking, leveraged finance and loan syndications. Mr. Dunfield received a Bachelor of Economics and Finance from the University of Calgary.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

1.          Except as noted below, no proposed director is, as at the date of this Information Circular, or has been within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes hereof, the term “order” means:

(a)	a cease trade order;

(b)	an order similar to a cease trade order; or

(c)	an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than 30 consecutive days.

Paul Matysek was a director of Mandalay Resources Corporation when a cease trade order was issued against it on February 9, 2004 for failure to file material change reports, a technical report and quarterly and year-end reports in the form required under the Securities Act and the Rules (British Columbia). On January 4, 2005, the British Columbia Securities Commission revoked the cease trade order, as Mandalay Resources had filed the required documentation. A cease trade order was issued against Mandalay Resources Corporation on June 30, 2004 by the Alberta Stock Exchange for failure to file certain required financial information. On February 1, 2005, the cease trade order was revoked as the required records were filed. Paul Matysek resigned as a director of Mandalay Resources Corporation on November 17, 2005.

2.	No proposed director:

(a)

is, as at the date of this Information Circular, or has been within the ten years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while such person was acting in such capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver- manager or trustee appointed to hold its assets; or

(b)

has, within ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or has a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

3.	No proposed director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for a proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

Definitions

For the purpose of this Information Circular:

“Board” means the board of directors of the Company;

“Chief Executive Officer” or “CEO” means an individual who served as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“Chief Financial Officer” or “CFO” means an individual who served as chief financial officer of the Company or acted in a similar capacity, for any part of the most recently completed financial year;

“closing market price” means the price at which the Company’s security was last sold, on the applicable date:

(a)	in the security’s principal marketplace in Canada; or

(b)	if the security is not listed or quoted on a marketplace in Canada, in the securitie’s principal marketplace;

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment;

“executive officer” means an individual who is:

(a)	a chair, vice-chair or president,

(b)	a vice-president in charge of a principal business unit, division or function, including sales, finance or production, or

(c)	performing a policy-making function in respect of the Company;

“incentive plan” means any plan providing compensation that depends upon achieving certain performance goals or similar conditions within a specified period;

“incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan;

“Named Executive Officers” or “NEO’s” means the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)

each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than CAD 150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of the financial year;

“non-equity incentive plan” means an incentive plan or portion of an incentive plan that is not an equity incentive plan

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features; “plan” includes any plan, contract, authorization, or arrangement, whether or not set forth in any formal document, where cash, securities, similar instruments or any property may be received, whether for one or more persons;

“replacement grant” means an option that a reasonable person would consider to be granted in relation to a prior or potential cancellation of an option;

“repricing” means, in relation to an option, adjusting or amending the exercise or base price of the option, but excludes any adjustment or amendment that equally affects all holders of the class of securities underlying the option and occurs through the operation of a formula or mechanism in, or applicable to, the option; and

“share based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

Compensation Committee

The Board has established a Compensation Committee (“CC”), and has adopted a written charter for the CC, effective December 16, 2004. The members of the CC are Paul Matysek (Chair), Stephan Fitch and Leonard Harris, all of whom are independent directors. All of these individuals have been previously, and are concurrently, involved with compensation matters at other companies, both public and private, of which they are directors. The overall purpose of the CC is to implement and oversee human resources and compensation policies and best practices for recommendation to the Board for approval and implementation. The responsibilities of the Compensation Committee generally include: (1) recommending human resources and compensation policies to the Board for approval and thereafter implementing such policies; (2) ensuring the Company has programs in place to attract and develop management of the highest calibre and a process to provide for the orderly succession of management; (3) assessing and reporting to the Board on the performance of the CEO; (4) reviewing the compensation of the CEO and other officers and members of the Board and making recommendations in respect thereof to the Board; (5) reviewing and approving any proposed amendments to the Company’s incentive stock options plan; and (6) making recommendations to the Board concerning stock option grants.

There is no written position description for the Chair of the CC. However, as a general statement, the Chair is responsible for setting the tone for the work of the CC, ensuring that members have the information needed to do their jobs, overseeing the logistics of the CC’s operations, reporting to the Board on the CC’s decisions and recommendations and setting the agenda for the meetings of the CC. The CC is responsible for assisting the Board in monitoring, reviewing and approving compensation policies and practises of the Company and its subsidiaries and administering the Company’s 2012 Incentive Stock Option Plan. With regard to the CEO, the CC is responsible for reviewing and approving corporate goals and objectives relevant to the CEO’s compensation, evaluating the CEO’s performance in light of those goals and objectives and making recommendations to the Board with respect to the CEO’s compensation level based on this evaluation. In consultation with the CEO, the CC makes recommendations to the Board on the framework of executive remuneration and its cost and on specific remuneration packages for each of the directors and officers other than the CEO, including recommendations regarding awards under equity compensation plans. The CC also reviews executive compensation disclosure before the Company publicly discloses the information. The CC’s decisions are typically reflected in consent resolutions.

The CC has the authority to engage and compensate, at the expense of the Company, any outside advisor that it determines to be necessary to permit it to carry out its duties (including compensation consultants and advisers), but it did not retain any such outside consultants or advisors during the financial year ended October 31, 2012.

General Compensation Strategy

The executive officers of the Company are compensated in a manner consistent with their respective contributions to the overall benefit of the Company, and in line with the criteria set out below.

At the present time, executive compensation at the Company is based on a subjective analysis by the members of the CC of information available to them regarding compensation in the junior mineral exploration industry in general, together with their own experience as directors of mineral resource exploration companies, and the CC has not formulated any specific or objective performance benchmarks or goals with respect to determining executive compensation. Pursuant to the employment agreements in place for a number of executive officers, the CC is to consider, on a yearly basis and within 120 days of each fiscal year end, the performance of the executive officers during the relevant fiscal year, the rate of inflation, the performance of the Company and of its common shares, the services anticipated to be provided by the executive officers over the next fiscal year, the comparable salaries for such positions in the then current marketplace in which the Company operates, the existing and projected financial status of the Company and any other factors it determines to be relevant. In the case of a mineral exploration company such as the Company, the ability to determine and carry out generative programs based on new geological theories or concepts in previously unexplored areas, the ability to source and secure promising mineral properties and to successfully negotiate for the option, joint venture or sale, when appropriate, of the Company’s interest in its mineral properties, the ability to plan and carry out appropriate exploration and development activities on the Company’s mineral properties and raise the necessary capital to carry out such activities and otherwise maintain the Company’s ongoing activities, the ability to ensure compliance by the Company with applicable regulatory requirements and the ability to carry on business in an ethical and sustainable manner, are considered by the CC to be of primary importance in assessing the performance of its executive officers.

The foregoing criteria are used to subjectively assess the appropriate compensation level for the CEO and other executive officers.

Executive Compensation Program

General

The executive compensation program formulated by the CC is designed to encourage, compensate and reward senior management of the Company on the basis of individual and corporate performance, both in the short term and the long term, while at the same time being mindful of the responsibility that the Company has to its shareholders. The members of the CC use their own experience and familiarity with the industry to determine what they believe to be reasonable salaries.

The base salaries of senior management of the Company are set at levels which are considered by the members of the CC to be competitive within the mining industry, thereby enabling the Company to compete for and retain executives critical to the long term success of the Company. Initially, salaries and benefits (or, for those executive officers who provide their services through consulting agreements, consulting fees) are set through negotiation when an executive officer joins the Company (with direct input from the CC) and are subsequently reviewed each fiscal year to determine if adjustments are required. The Company also has an appropriate benefit program in place, including medical and dental benefits and basic life insurance, which applies to all permanent employees (full and part-time), as it believes that such a plan is an important consideration in attracting the necessary personnel.

The incentive portion of the compensation package consists primarily of the awarding of stock options and cash bonuses and is tied to the performance of both the individual and the Company. Share ownership opportunities are provided to align the interests of senior management of the Company with the longer-term interests of the shareholders of the Company. Generally, the CC believes that incentive stock options should not be granted for longer than two years, except in exceptional circumstances. The CC does not view share appreciation rights, restricted stock units, securities purchase programs or long term incentive programs (other than incentive stock options) or pension plans as appropriate components of compensation programs for junior resource companies such as the Company. Accordingly, no such elements are included in the Company’s compensation program.

In general, the CC considers that its compensation program should be relatively simple in concept, given the current stage of the Company’s development, and that its focus should be balanced between reasonable annual compensation (base salaries) and annual cash bonuses (if warranted) and longer term compensation tied to performance of the Company as a whole (incentive compensation in the form of stock options). The CC has not established a formal set of benchmarks or performance criteria to be met by the Company’s NEO’s, rather, the members of the CC use their own subjective assessments of the success (or otherwise) of the Company to determine, collectively, whether or not the NEO’s are successfully achieving the Company business plan and strategy and whether they have over, or under, performed in that regard. The CC has not established any set or formal formula for determining NEO compensation, either as to the amount thereof or the specific mix of compensation elements, and compensation, and adjustments thereto, are set through informal discussions at the CC level.

To date, neither the CC nor the Board as a whole has considered the implications of the risks associated with the Company’s compensation policies and practices. At this time, the Company does not prohibit NEO’s or directors from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Base Salaries

The level of the base salary for each employee of the Company is determined by the level of responsibility and the importance of the position to the Company, within what the CC subjectively considers to be competitive industry ranges. The CC, in consultation with the CEO, makes recommendations to the Board regarding the base salaries and bonuses (if any) for senior management and employees of the Company other than the CEO. The CC is responsible for recommending the salary level of the CEO to the Board for approval (which must be by a vote of a majority of the independent directors). During the most recently completed fiscal year, based upon the CC’s assessment of the performance of the Company’s NEO’s in line with the factors noted above, the CC did not recommend any adjustment to the existing salaries for any executive officer.

Bonuses

The CEO presents recommendations to the CC with respect to bonuses (if any) to be awarded to the members of senior management (including himself) and to the other employees of the Company (if any). The CC subjectively evaluates each member of senior management and the other employees of the Company in terms of their performance and the performance of the Company (utilizing the overall subjective assessment process described above, as opposed to any specific formula). The CC then makes a determination of the bonuses, if any, to be awarded to each member of senior management (including the CEO) and to the employees of the Company, and recommends such determination to the Board. For information on bonuses awarded to NEO’s during the fiscal year ended October 31, 2012, see information under “Summary Compensation Table” set out below.

2012 Incentive Stock Option Plan (the “Plan”)

The Plan is administered by the CC, and is intended to advance the interests of the Company through the motivation, attraction and retention of key employees, officers and directors of the Company and subsidiaries of the Company and to secure for the Company and its shareholders the benefits inherent in the ownership of common shares of the Company by key employees, officers, directors and consultants of the Company and subsidiaries of the Company. Grants of options under the Plan are proposed/recommended by the CEO, and reviewed by the CC. The CC can approve, modify or reject any proposed grants, in whole or in part. In general, the allocation of available options among the eligible participants in the Plan is on an ad hoc basis, and there is no set formula for allocating available options, nor is there any fixed benchmark or performance criteria to be achieved in order to receive an award of options. The timing of the grants of options is determined by the CC, and there is no regular interval for the awarding of option grants. In general, a higher level of responsibility will attract a larger grant of options. Because the number of options available is limited, in general, the CC aims to have individuals at what it considers to be the same levels of responsibility holding equivalent numbers of options, with additional grants being allocated for individuals who the CC believes are in a position to more directly affect the success or the Company through their efforts. The CC looks at the overall number of options held by an individual (including the exercise price and remaining term of existing options and whether any previously granted options have expired out of the money or were exercised) and takes such information into consideration when reviewing proposed new grants. After considering the CEO’s recommendations and the foregoing factors, the resulting proposed option grant (if any) is then submitted to the Board for approval. During the fiscal year ended October 31, 2012, the CC approved all recommendations for the grant of incentive stock options proposed by the CEO (of which an aggregate of 2,337,000 (36%) were granted to NEO’s, 800,000 (12%) were granted to were granted to directors who are not NEO’s and 3,400,000 (52%) were granted to others).

A brief description of the Plan is as follows:

1.

Options may be granted to Employees, Senior Officers, Directors, Non-Employee Directors, Management Company Employees, and Consultants (all as defined in the 2012 Plan) of the Company and its affiliates who are, in the opinion of the CC, in a position to contribute to the success of the Company or any of its affiliates.

2.

The aggregate number of common shares that may be made issuable pursuant to options granted under the 2012 Plan at any particular time (together with those common shares which may be issued pursuant to any other security-based compensation plan(s) of the Company or any other option(s) for services granted by the Company at such time), unless otherwise approved by shareholders, may not exceed that number which is equal to 10% of the common shares issued and outstanding at such time. For greater certainty, in the event options are exercised, expire or otherwise terminate, the Company may (subject to such 10% limit) grant an equivalent number of new options under the 2012 Plan and the Company may (subject to such 10% limit) continue to grant additional options under the 2012 Plan as its issued capital increases, even after the 2012 Plan has received regulatory acceptance and shareholder approval.

3.	The number of common shares subject to each option will be determined by the Board at the time of grant (based upon the recommendations of the CC), provided that:

(a)

the maximum aggregate number of common shares reserved for issuance pursuant to options granted under the 2012 Plan and any other share compensation arrangements of the Company for issuance to insiders at any particular time may not exceed 10% of the issued common shares at such time; and

(b)

the number of common shares issued to Insiders pursuant to the 2012 Plan (together with any common shares issued to insiders pursuant to any other share compensation arrangements of the Company) within a twelve (12) month period may not exceed ten (10%) of the issued and outstanding number of common shares.

Subject to the overall 10% limit described in 2 above, and the limitations on options to insiders as set forth above, there is no maximum limit on the number of options which may be granted to any one person.

4.	The exercise price of an option will be set by the CC in its discretion, but such price shall be not less than the greater of:

(a)

the “volume weighted average trading price” - calculated by dividing the total value by the total volume of common shares traded on the TSX during the relevant period - of the common shares on the TSX for the five trading days immediately prior to the date of grant); and

(b) the closing price of the common shares on the TSX on the day prior to the option grant.

5.

Options may be exercisable for a period of up to ten years from the date of grant. The 2012 Plan does not contain any specific provisions with respect to the causes of cessation of entitlement of any optionee to exercise his option, provided, however, that the Board may, at the time of grant, determine that an option will terminate within a fixed period (which is shorter than the option term) upon the ceasing of the optionee to be an eligible optionee (for whatever reason) or upon the death of the optionee, provided that, in the case of the death of the optionee, an option will be exercisable only within one year from the date of the optionee’s death.

6.

Notwithstanding the expiry date of an option set by the Board, the expiry date will be adjusted, without being subject to the discretion of the Board or the CC, to take into account any blackout period imposed on the optionee by the Company. If the expiry date falls within a blackout period, then the expiry date will be the close of business on the tenth business day after the end of such blackout period. Alternatively, if the expiry date falls within two business days after the end of such a blackout period, then the expiry date will be the difference between 10 business days reduced by the number of business days between the expiry date and the end of such blackout period.

7.

The 2012 Plan does not provide for any specific vesting periods. The CC may, at the time of grant of an option, determine when that option will become exercisable and any applicable vesting periods, and may determine that that option will be exercisable in installments.

8.

On the occurrence of a takeover bid, issuer bid or going private transaction, the Board has the right to accelerate the date on which any option becomes exercisable and may, if permitted by applicable legislation, permit an option to be exercised conditional upon the tendering of the common shares thereby issued to such bid and the completion of, and consequent taking up of such common shares under, such bid or going private transaction.

9.	Options are non-assignable, and may, during his/her lifetime, only be exercised by the optionee.

10.	The exercise price per optioned share under an option may be reduced, at the discretion of the Board (upon the recommendation of the CC), if:

(a) at least six months has elapsed since the later of the date such option was granted and the date the exercise price for such option was last amended; and

(b) shareholder approval is obtained, including disinterested shareholder approval if required by the TSX.

11.	The present policy of the Board is not to provide any financial assistance to any optionee in connection with the exercise of any option.

12.	The present policy of the Board is not to transform an option granted under the 2012 Plan into a stock appreciation right.

13.

If there is any change in the number of common shares outstanding through any declaration of a stock dividend or any consolidation, subdivision or reclassification of the common shares, the number of shares available under the 2012 Plan, the shares subject to any granted stock option and the exercise price thereof will be adjusted proportionately, subject to any approval required by the TSX. If the Company amalgamates, merges or enters into a plan of arrangement with or into another corporation, and the Company is not the surviving or acquiring corporation, then, on any subsequent exercise of such option, the optionee will receive such securities, property or cash which the optionee would have received upon such reorganization if the optionee had exercised his or her option immediately prior to the record date.

14.

The 2012 Plan provides that, subject to the policies, rules and regulations of any lawful authority having jurisdiction (including the TSX), the Board may, at any time, without further action or approval by the shareholders of the Company, amend the 2012 Plan or any option granted under the 2012 Plan in such respects as it may consider advisable and, without limiting the generality of the foregoing, it may do so to:

(a)

ensure that the options granted under the 2012 Plan will comply with any provisions respecting stock options in tax and other laws in force in any country or jurisdiction of which a optionee to whom an option has been granted may from time to time be resident or a citizen;

(b)	make amendments of an administrative nature;

(c)	correct any defect, supply any omission or reconcile any inconsistency in the 2012 Plan, any option or option agreement;

(d)	change vesting provisions of an option or the 2012 Plan;

(e)	change termination provisions of an option provided that the expiry date does not extend beyond the original expiry date;

(f)	add or modify a cashless exercise feature providing for payment in cash or securities upon the exercise of options;

(g)	make any amendments required to comply with applicable laws or the requirements of the TSX or any regulatory body or stock exchange with jurisdiction over the Company;

(h)	add or change provisions relating to any form of financial assistance provided by the Company to participants under the 2012 Plan that would facilitate the purchase of securities under the 2012 Plan;

provided that shareholder approval shall be obtained for any amendment that results in:

(i)	an increase in the common shares issuable under options granted pursuant to the 2012 Plan;

(j)	a change in the persons who qualify as participants eligible to participate under the 2012 Plan;

(k)	a reduction in the exercise price of an option;

(l)	the cancellation and reissuance of any option;

(m)	the extension of the term of an option;

(n)	a change in the insider participation limit contained in subsection 5.1(b);

(o)	options becoming transferable or assignable other than for the purposes described in section 10; and

(p)	a change in the amendment provisions contained in the Plan.

The 2012 Plan has been accepted for filing by the TSX and approved by the shareholders.

Neither the CC nor the Board contemplates that there will be any significant changes to the Company’s compensation policies and practices for the fiscal year ending October 31. 2013.

Performance Graph

The following chart compares the total cumulative shareholder return on CAD 100 invested in common shares of the Company on October 31, 2007 with the cumulative total returns of the S&P/TSX Composite Index for the five most recently completed financial years.

	2007	2008	2009	2010	2011	2012
Cardero Resource Corp.	100	86	66	66	57	29
S&P/TSX Composite Index	100	67	75	87	84	85

As can be seen from the foregoing graph, during the fiscal year ended October 31, 2012, the Company’s cumulative return continued to be materially less than the performance of the S&P/TSX Composite Index. This trend is a factor for the CC determining not to increase the base salaries paid to the Company’s NEO’s. However, in the view of the CC, the Company’s NEO’s have, through their efforts, not only allowed the Company to acquire a significant asset (the Carbon Creek Metallurgical Coal property, obtained through the acquisition of Cardero Coal on June 1, 2011) that has become the Company’s flagship asset and have completed both a preliminary economic assessment and a prefeasibility study as well as moved the permitting of the project forward significantly, but have also, through careful and prudent investment policies, allowed the Company to continue to operate and pursue its business while minimizing (until recently as a result of market forces beyond managements’ control) dilution to the shareholders, and the fact that the market does not appear to have recognized such achievements (as reflected in a steeply declining share price) does not detract from management’s performance in this regard.

Option Based Awards

See discussion under “2012 Incentive Stock Option Plan” under “Compensation Analysis and Discussion” above.

Summary Compensation Table

During the financial year ended October 31, 2012, the Company had five NEO’s, being Hendrik Van Alphen (variously, CEO or Managing Director), Michael Hunter (President and CEO), Blaine Bailey (Chief Financial Officer), Lawrence W. Talbot (Vice-President and General Counsel), and Keith Henderson (Executive Vice-President).

The following table is a summary of the compensation paid to the NEO’s during the three (3) most recently completed financial years:

Name and Principal Position	Fiscal Year(1)	Salary (CAD)	Share- based Awards (CAD)	Option based Awards (CAD)(2)	Non-equity incentive Plan Compensation		Pension Value	All other compensation (CAD)	Total Compensation (CAD)
					Annual incentive plans	Long- term incentive plans
Michael Hunter(3) President & CEO	2012 2011 2010	267,500 33,333 n/a	nil nil n/a	741,712 1,060,079(9) n/a	25,000 (4) 35,000(5) n/a	nil nil n/a	nil nil n/a	nil nil n/a	1,034,212 1,128,412 n/a
Blaine Bailey(7) CFO	2012 2011 2010	183,333 n/a n/a	nil n/a n/a	399,467 n/a n/a	10,000(4) n/a n/a	nil n/a n/a	nil n/a n/a	nil n/a n/a	592,800 n/a n/a
Hendrik Van Alphen(3) Managing Director	2012 2011 2010	180,000 180,000 180,000	nil nil nil	265,137 98,375 280,908	25,000(4) 280,000(5) 430,000(6)	nil nil nil	nil nil nil	nil nil nil	470,137 558,375 890,908
Keith Henderson Executive Vice- President	2012 2011 2010	nil 82,500 82,500	nil nil nil	194,739 134,399(10) 117,555	nil 187,500(5) 100,000(6)	nil nil nil	nil nil nil	255,000(11) nil nil	449,739 404,366 300,055
Lawrence W. Talbot Vice-President & General Counsel	2012 2011 2010	100,000 100,000 100,000	nil nil nil	92,388 60,538 95,209	15,000(4) 200,000(5) 350,000(6)	nil nil nil	nil nil nil	87,500(8) 82,500(8) 87,056(8)	294,888 443,038 632,265

(1)	Fiscal years ended October 31.

(2)	Fair value of incentive stock option grants calculated using the Black-Scholes model based on the following assumptions:

- for the fiscal year ended October 31, 2012:

Options Granted	Risk-Free Interest Rate	Expected Life	Expected Volatility	Expected Dividends

November 9, 2011	0.90%	2 years	54.47%	-

January 26, 2012	1.01%	2 years	54.89%	-

March 23, 2012	1.23%	2 years	58.24%	-

September 27, 2012	1.10%	2 years	63.88%	-

- for the fiscal year ended October 31, 2011:

Options Granted	Risk-Free Interest Rate	Expected Life	Expected Volatility	Expected Dividends

January 28, 2011	1.34%	2 years	59.03%	-

June 1, 2011	1.45%	2 years	49.89%	-

- for the fiscal year ended October 31, 2010

Options Granted	Risk-Free Interest Rate	Expected Life	Expected Volatility	Expected Dividends

December 1, 2009	1.13%	2 years	91.01%	-

February 2, 2010	1.33%	2 years	88.13%	-

July 27, 2010	1.6%	2 years	66.85%	-

August 11, 2010	1.34%	2 years	66.76%	-

The Company believes that the Black-Scholes model is an appropriate model to use for calculating the fair value of incentive stock options because, while the model was originally developed for valuing publicly traded options as opposed to non-transferrable incentive stock options and requires management to make estimates, which are subjective and may not be representative of actual results (changes in assumptions can materially affect estimates of fair values), this model is used by most junior natural resource companies and therefore represents an approach to valuation reasonably consistent with other junior natural resource companies. It is important to remember that, while incentive stock options can have a significant theoretical value (such as those reported above), until the option is actually exercised and the resulting common shares are sold at a profit, it has no value that can be realized by the holder. Many option grants expire unexercised and out-of-the-money.

(3)

Mr. Hunter was appointed as President of the Company on June 1, 2011 and as CEO of the Company on November 9, 2011. Mr. Hunter resigned as CEO, President and a director or March 19, 2013. Mr. Van Alphen was President until June 1, 2011, CEO until November 9, 2011 and Managing Director from November 9, 2011 until March 19, 2013, at which point he ceased to be Managing Director and was appointed as CEO and President.

(4)	These amounts represent cash bonuses awarded during the fiscal year ended October 31, 2012. These amounts reflect a discretionary annual bonus for Messrs. Hunter, Bailey, Van Alphen and Talbot.

(5)

These amounts represent cash bonuses awarded during the fiscal year ended October 31, 2011. A portion of these amounts reflect a discretionary regular annual bonus, in an amount equal to their base salaries for Messrs. Van Alphen and Talbot and CAD 60,000 for Mr. Henderson, plus a special bonus in recognition of the efforts expended in the negotiation and completion of the acquisition of Cardero Coal to each of Messrs. Van Alphen, Talbot and Henderson in the amount of CAD 100,000 each. Mr. Hunter also received a bonus of CAD 35,000, and Mr. Henderson also received a bonus of CAD 27,500, from Cardero Coal in connection with the successful conclusion of the transaction with the Company.

(6)

These amounts represent cash bonuses awarded during the fiscal year ended October 31, 2010. A portion of these amounts reflect a regular annual bonus, in an amount equal to their base salaries for Messrs. Van Alphen and Talbot and CAD 60,000 for Mr. Henderson, plus a special bonus in recognition of the efforts expended in the negotiation, maintenance and completion of the sale of the Pampa de Pongo property in the following amounts: Messrs. Van Alphen and Talbot, CAD 250,000 and Mr. Henderson CAD 40,000.

(7)	Mr. Blaine Bailey was appointed CFO of the Company on November 10, 2011.

(8)

The Company pays Mr. Talbot an annual salary of CAD 100,000 in his position as Vice-President & General Counsel. In addition, the Company entered into a retainer agreement dated May 1, 2007 with Lawrence W. Talbot Law Corporation (“LWTLC”), a law firm in which Mr. Talbot is a shareholder, pursuant to which LWTLC agreed to provide legal services to the Company. Pursuant to the retainer agreement, the Company agreed to pay LWTLC a minimum annual retainer of CAD 82,500 (plus applicable taxes and disbursements). The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice). During the fiscal year ended October 31, 2012, the Company paid LWTLC CAD 87,500 for legal services (including fees, disbursements and taxes) (2011 – 82,500).

(9)

This amount represents the value (calculated as noted in (2) above) of the incentive stock options issued to Mr. Hunter, in exchange for the Cardero Coal incentive stock options held by him, upon the completion of the acquisition of Cardero Coal on June 1, 2011.

(10)

This amount represents the value (calculated as noted in (2) above) of the incentive stock options issued to Mr. Henderson, in exchange for the Cardero Coal incentive stock options held by him, upon the completion of the acquisition of Cardero Coal on June 1, 2011.

(11)

Consulting fees paid to Acuitas Consulting Ltd (“Acuitas”), a consulting company owned by Mr. Henderson. Acuitas provides management services to the Company comprising all duties and responsibilities performed by Mr. Henderson as Executive Vice-President of the Company.

Incentive Plan Awards

Outstanding Share-based Awards and Option Based Awards

The following table provides disclosure with respect to all share-based and option-based awards held by each NEO outstanding as at October 31, 2012, being the end of the most recently completed financial year:

Name	Number of securities underlying unexercised options (#)	Option-based Awards Option exercise price (CAD)	Option expiration date	Value of unexercised in-the- money options (CAD)(1)	Share-based Awards Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (CAD)	Market or payout value of vested share- based awards not paid out or distributed (CAD)
Michael Hunter(3)	200,000 80,000 220,000 260,000 96,000 200,000 200,000 125,000	0.0625 0.15625 0.3125 0.3750 0.4375 1.10 1.51 0.78	June 1, 2013(2) June 1, 2013(2) June 1, 2013(2) June 1, 2013(2) June 1, 2013(2) November 9, 2013 January 26, 2014 September 27, 2014	97,500 31,500 52,250 45,500 10,800 Nil Nil Nil	N/A	N/A	N/A
Blaine Bailey CFO	80,000 20,000 100,000 200,000 40,000 90,000 50,000 27,000 250,000	0.062 0.15625 0.3125 0.3750 0.4375 1.10 1.51 1.16 0.78	June 1, 2013(2) June 1, 2013(2) June 1, 2013(2) June 1, 2013(2) June 1, 2013(2) November 9, 2013 January 26, 2014 March 23, 2014 September 27, 2014	39,000 7,875 23,750 35,000 4,500 Nil Nil Nil Nil	N/A	N/A	N/A
Hendrik Van Alphen(3)	200,000 300,000 250,000	1.10 1.51 0.78	November 9, 2014 January 26, 2014 September 27, 2014	Nil Nil Nil	N/A	N/A	N/A
Keith Henderson (Executive Vice- President)	80,000 40,000 95,000 75,000 250,000	0.3750 0.4375 1.10 1.51 0.78	June 1, 2013(2) June 1, 2013(2) November 9, 2013 January 26, 2014 September 27, 2014	14,000 4,500 Nil Nil Nil	N/A	N/A	N/A
Lawrence W. Talbot (Vice-President & General Counsel)	50,000 100,000 125,000	1.10 1.51 0.78	November 9, 2013 January 26, 2014 September 27, 2014	Nil Nil Nil	N/A	N/A	N/A

(1)

Value using the closing market price of common shares of the Company on the TSX on October 31, 2012, being the last trading day for the Company’s common shares for the financial year, of CAD 0.55 per share, less the exercise price per share.

(2)	Options acquired in connection with the completion of the acquisition of Cardero Coal in exchange for existing incentive stock options in Cardero Coal held by Messrs. Hunter, Bailey and Henderson.

(3)

Mr. Hunter was appointed as President of the Company on June 1, 2011 and as CEO of the Company on November 9, 2011. Mr. Hunter resigned as CEO, President and a director or March 19, 2013. Mr. Van Alphen was President until June 1, 2011, CEO until November 9, 2011 and Managing Director from November 9, 2011 until March 19, 2013, at which point he ceased to be Managing Director and was appointed as CEO and President.

Incentive Plan Awards – Value Vested or earned During the Year

The following table sets forth the aggregate dollar value that would have been realized if the incentive stock options granted during the most recently completed fiscal year had been exercised on the vesting date. As all incentive stock options (other than those issued in connection with the acquisition of Cardero Coal) vest immediately upon granting, the vesting date is the same as the grant date. For the options issued in exchange for existing Cardero Coal options upon the completion of the acquisition of Cardero Coal on June 1, 2011, such options vest as to 25% on December 1, 2011, 25% on June 1, 2012 and the balance on December 1, 2012.

Name	Option-based awards – Value vested during the year (CAD)	Share-based awards – Value vested during the year (CAD)	Non-equity incentive plan compensation – Value earned during the year (CAD)
Michael Hunter(1) & (2) (President and CEO)	101,748	nil	nil
Blaine Bailey (CFO) (1) & (2)	53,931	nil	Nil
Hendrik Van Alphen (former President and CEO)(1)	Nil	nil	nil
Keith Henderson (Executive Vice- President)(1) & (2)	11,825	nil	nil
Lawrence W. Talbot (Vice-President & General Counsel)(1)	Nil	nil	nil

(1)

Value based upon the difference between the closing market price of the common shares on the TSX on the vesting date (being the grant date), and the exercise price of the incentive stock options, on an aggregated basis. The market price on November 9, 2011 was CAD 1.10; January 26, 2012 was CAD 1.51; March 23, 2012 was CAD 1.16 and September 27, 2012 was CAD 0.71.

(2)

The options issued to Messrs. Hunter, Bailey and Henderson are those issued to them in exchange for their existing Cardero Coal options upon the completion of the acquisition of Cardero Coal on June 1, 2011. Such options vested 25% on June 1, 2012, with market price of CAD 0.79.

Information with respect to the Plan is provided under “2012 Incentive Stock Option Plan” under “Compensation Analysis and Discussion” above.

Pension Plan Benefits

The Company does not operate any pension plans or provide any retirement benefits for its directors, officers or employees.

Deferred Compensation Plans

The Company does not have any deferred compensation plans.

Termination and Change of Control Benefits

The Company has no plans or arrangements in respect of remuneration received or that may be received by a NEO in the Company’s most recently completed financial year or current financial year in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, except as follows:

1.          The Company has entered into an agreement dated January 1, 2009 with Hendrik Van Alphen, pursuant to which Mr. Van Alphen will continue to be employed by the Company as its Managing Director on a part-time basis (75% of his working time) at a salary of CAD 180,000/year. The Company paid Mr. Van Alphen CAD 180,000 (2011 – CAD 180,000) during the fiscal year ended October 31, 2012. Pursuant to such employment agreement, Mr. Van Alphen is entitled to certain compensation in the event of termination of his employment (voluntary or otherwise) as a result of a change in control in the Company or a change in his responsibilities following a change in control of the Company, or if he is subject to constructive dismissal as follows: In the event of the occurrence of any of the following events:

  a change in control of the Company (being the acquisition of voting shares constituting 20% of the then outstanding voting shares by any person or group of persons acting in concert)

  the sale of all of the Company’s assets where there is no intention to acquire new mineral projects or there is an intention to pursue a business other than the exploration and development of mineral projects a merger of the Company in which existing shareholders receive less than 50% of the share capital of the merged entity a change in a majority of the incumbent directors of the Company or the appointment of new directors constituting a majority of the then board of directors an event of constructive dismissal occurs (including ceasing to be a director other than as a result of voluntary resignation, a demotion of his position, a diminishment of his responsibilities in a matter of substance, a material reduction in his pay or benefits or his forced relocation)

Mr. Van Alphen may, except in the case of constructive dismissal, at any time during the period commencing 30 days after such event and ending one year after such event, and in the case of constructive dismissal, at any time within 120 days after the occurrence of such event, resign from employment with the Company. In such event, he is then entitled to receive an amount equal to one and one-half times an amount equal to his then annual base salary plus the amount of the last bonus paid to him (if any) plus the amount of vacation pay otherwise payable for the next ensuing 12-month period. In addition, he will be entitled to reimbursement of outplacement and financial counselling services up to CAD 50,000 and a continuation of his then existing employee benefits for a period of one year after termination or until he sooner finds alternate employment that provides reasonably comparable benefits.

2.          The Company has entered into an agreement dated July 1, 2006 with Lawrence W. Talbot, pursuant to which Mr. Talbot will be employed by the Company as its Vice-President and General Counsel on a part-time basis (approximately 34 hours/month) at a salary of CAD 100,000/year. The Company paid Mr. Talbot CAD 100,000 (2011 – CAD 100,000) during the fiscal year ended October 31, 2012. Pursuant to such employment agreement, Mr. Talbot is entitled to certain compensation in the event of termination of his employment (voluntary or otherwise) as a result of a change in control in the Company or a change in his responsibilities following a change in control of the Company, or if he is subject to constructive dismissal as follows: In the event of the occurrence of any of the following events:

  a change in control of the Company (being the acquisition of voting shares constituting 20% of the then outstanding voting shares by any person or group of persons acting in concert)

  the sale of all of the Company’s assets where there is no intention to acquire new mineral projects or there is an intention to pursue a business other than the exploration and development of mineral projects a merger of the Company in which existing shareholders receive less than 50% of the share capital of the merged entity a change in a majority of the incumbent directors of the Company or the appointment of new directors constituting a majority of the then board of directors an event of constructive dismissal occurs (including ceasing to be a director other than as a result of voluntary resignation, a demotion of his position, a diminishment of his responsibilities in a matter of substance, a material reduction in his pay or benefits or his forced relocation)

Mr. Talbot may, except in the case of constructive dismissal, at any time during the period commencing 30 days after such event and ending one year after such event, and in the case of constructive dismissal, at any time within 90 days after the occurrence of such event, resign from employment with the Company. In such event, he is then entitled to receive an amount equal to his then annual base salary plus the amount of the last bonus paid to him (if any) plus the amount of vacation pay otherwise payable for the next ensuing 12-month period. In addition, he will be entitled to a continuation of his then existing employee benefits for a period of one year after termination or until he sooner finds alternate employment that provides reasonably comparable benefits.

3.           Cardero has entered into a letter agreement (to be followed by formal documentation) dated March 22, 2012 with Angus Christie pursuant to which Cardero has agreed to employ Mr. Christie as its Chief Operating Officer on a full-time basis at a salary of $260,000 per year. Cardero paid Mr. Christie $108,333 (2011 – nil) during the fiscal year ended October 31, 2012. Pursuant to such agreement, the Company may terminate Mr. Christie upon two weeks’ notice plus one additional week for every completed consecutive year of employment, to a maximum of 26 weeks.

Director Compensation

Director Compensation Table

The following table discloses all amounts of compensation provided to the directors who are not NEO’s for the Company’s most recently completed financial year.

Name	Fees earned (CAD)	Share- based awards (CAD)	Option-based awards (CAD)(2)	Non-equity incentive plan compensation (CAD)	Pension value (CAD)	All other compensation (CAD)	Total (CAD)
Stephan Fitch	48,000	nil	52,164	nil	nil	nil	100,164
Leonard Harris	48,000	nil	53,658	nil	nil	nil	101,658
Ryan Dunfield(1)	8,000	nil	46,186	nil	nil	nil	54,186
Paul Matysek(1)	8,000	nil	46,186	nil	nil	nil	54,186
Murray Hitzman(1)	48,000	nil	nil	nil	nil	nil	48,000

(1)

Mr. Hitzman ceased to be a director at the commencement of the annual general meeting held on September 13, 2012. Messrs. Matysek and Dunfield were appointed as Directors of the Company at the annual general meeting held on September 13, 2012.

(2)	Fair value of incentive stock option grants calculated using the Black-Scholes model based on the following assumptions:

- for the fiscal year ended October 31, 2012:

Options Granted	Risk-Free Interest Rate	Expected Life	Expected Volatility	Expected Dividends

November 9, 2011	0.90%	2 years	54.47%	-

January 26, 2012	1.01%	2 years	54.89%	-

March 23, 2012	1.23%	2 years	58.24%	-

September 27, 2012	1.10%	2 years	63.88%	-

Except as noted in this section, the Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the fiscal year ended October 31, 2012.

Except as noted in this section, none of the Company’s current directors have received any manner of compensation for services provided in their capacity as directors, consultants or experts during the Company’s most recently completed financial year (other than through the grant of incentive stock options).

Effective June 1, 2008, the CC recommended, and the Board approved, the payment of annual retainer and meeting fees to the independent directors of the Company, in recognition of the fact that service as a director in an active resource exploration company such as the Company requires a significant commitment of time and effort, as well as the assumption of increasing liability. Independent directors (in this case the directors other than Mr. Van Alphen and Mr. Talbot until September 13, 2012 and other than Mr. Van Alphen and Mr. Hunter after that) receive a monthly retainer fee of CAD 2,000 (CAD 24,000 per annum), plus an additional fee of CAD 500 per Board or Board committee meeting attended in person or by conference telephone. There is no additional compensation paid with respect to committee membership. In addition, the Company reimburses directors for their out-of-pocket costs incurred in attending Board or Board committee meetings. Effective October 1, 2011, the CC recommended, and the Board approved, an increase in the monthly retainer fee for the independent directors from CAD 2,000 to CAD 4,000. No change was made to the per meeting fee.

Incentive Plan Awards

Outstanding Share-based Awards and Option Based Awards

The following table provides disclosure with respect to all share-based and option-based awards held by each director outstanding as at October 31, 2012, being the end of the most recently completed financial year:

	Option-based Awards			Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (CAD)	Option expiration date	Value of unexercised in- the-money options (CAD)12)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (CAD)
Leonard Harris	50,000 150,000	1.16 0.78	March 26, 2014 September 27, 2014	Nil Nil	N/A	N/A
Stephan Fitch	40,000 160,000	1.16 0.78	March 26, 2014 September 27, 2014	Nil Nil	N/A	N/A
Ryan Dunfield	200,000	0.78	September 27, 2014	Nil	N/A	N/A
Paul Matysek	200,000	0.78	September 27, 2014	Nil	N/A	N/A

(1)

Value using the closing market price of common shares of the Company on the TSX on October 31, 2012, being the last trading day of the Company’s common shares for the financial year, of CAD 0.55 per share, less the exercise price per share.

Incentive Plan Awards – Value Vested or earned During the Year

The following table sets forth the aggregate dollar value that would have been realized if the incentive stock options granted during the most recently completed fiscal year had been exercised on the vesting date. As all incentive stock options vest immediately upon granting, the vesting date is the same as the grant date.

Name	Option-based awards – Value vested during the year (CAD)	Share-based awards – Value vested during the year (CAD)	Non-equity incentive plan compensation – Value earned during the year (CAD)
Leonard Harris	nil	nil	nil
Stephan Fitch	nil	nil	nil
Ryan Dunfield	nil	nil	nil
Paul Matysek	nil	nil	nil

(2)

Value based upon the difference between the closing market price of the common shares on the TSX on the vesting date (being the grant date), and the exercise price of the incentive stock options, on an aggregated basis. The market price on November 9, 2011 was CAD 1.10; January 26, 2012 was CAD 1.51; March 23, 2012 was CAD 1.16 and September 27, 2012 was CAD 0.71.

Information with respect to the Plan is provided under “2012 Incentive Stock Option Plan” under “Compensation Analysis and Discussion” above.

AUDIT COMMITTEE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”), companies are required to provide certain disclosure with respect to their audit committee, including the text of the audit committee’s charter, the composition of the audit committee and the fees paid to the external auditor, in their Annual Information Form. This information with respect to the Company is provided in Item 16 and Schedule “A” of the Company’s 2013 Annual Information Form dated January 28, 2013.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 – Disclosure of Corporate Governance Practices requires full and complete annual disclosure of an issuer’s corporate governance practices in Form 58-101F1. The Company’s approach to corporate governance, with reference to the Corporate Governance Guidelines contained in National Policy 58-201, is provided in Schedule “A”.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Table of Equity Compensation Plan Information

The following table provides information regarding the Company’s equity compensation plans which were in effect during the past financial year:

Plan Category	# of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	# of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (1)
Equity Compensation Plans Approved By Shareholders(2)	9,341,143	CAD 0.972	502
Equity Compensation Plans Not Approved By Shareholders(1)	None	N/A	N/A
Total(1) :	9,341,143	N/A	502

(7)	As at October 31, 2012, being the Company’s last completed financial year.
(8)	The only equity compensation plan of the Company as at October 31, 2012 was the 2012 Incentive Stock Option Plan.

Incentive Stock Option Plan

On August 17, 2012 the Company adopted a new “rolling” stock option plan (the 2012 Plan) which provides that the aggregate number of shares which may be made subject to the grant of options under the 2012 Plan may not exceed 10% of the common shares outstanding at the time of any grant. The 2012 Plan replaced the incentive stock option plan adopted by the Company in 2002. The 2012 Plan was approved by the shareholders of the Company on September 13, 2012, and accepted for filing by the TSX on September 24, 2012. For details of the Plan, see “Compensation Discussion and Analysis – Executive Compensation Program – 2012 Incentive Stock Option Plan”.

The Company has no other form of compensation plan under which equity securities of the Company are authorized for issuance to employees or non-employees in exchange for consideration in the form of goods and services.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time during the financial year ended October 31, 2012, was any director, executive officer, employee, proposed management nominee for election as a director of the Company, or any associate of any such director, executive officer, or proposed management nominee of the Company, or any former director, executive officer or employee of the Company or any of its subsidiaries, indebted to the Company or any of its subsidiaries or indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth elsewhere in this Information Circular or set forth below, no informed person of the Company, proposed director of the Company, or any associate of affiliate of any informed person or proposed director has had any material interest, direct or indirect, in:

(a)	any transaction since November 1, 2011 (being the commencement of the Company’s last completed financial year); or

(b)	any proposed transaction,

which materially affected or would materially affect the Company or any of its subsidiaries.

As defined in National Instrument 51-102, “informed person” means:

(a)	a director or executive officer of a reporting issuer;

(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;

(c)

any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

1.

On November 29, 2011, the Company completed a non-brokered private placement of 8,029,750 units (“2011 Units”) at a price of CAD 0.95 per 2011 Unit to raise gross proceeds of CAD 7,628,262.50 (the “2011 Placement”). Each 2011 Unit was comprised of one common share and one-half of a common share purchase warrant. Each whole warrant was exercisable to purchase one additional common share at a price of CAD 1.25 per share at any time until November 29, 2012. The following informed persons and director nominee participated in the 2011 Placement:

Name	Position	No. of Units
Hendrik Van Alphen	Managing Director	580,000
Lawrence W. Talbot	Director, Vice-President & General Counsel	105,000
Michael Hunter	CEO and President	211,000
Keith Henderson	Executive Vice-President	121,000
Blaine Bailey	CFO	21,000
Paul Matysek	Director Nominee	210,500
TOTAL:		1,248,500

The foregoing informed persons participated in the 2011 Placement upon terms and conditions identical to those upon which arm’s length third parties participated. All of the foregoing warrants expired unexercised.

2.

On December 19, 2012, the Company completed a non-brokered private placement of 7,966,794 common shares at a price of CAD 0.45 per share to raise gross proceeds of CAD 3,585,057.30 (the “2012 Placement”). The following informed persons participated in the 2012 Placement:

Name	Position	No. of Units
Angus Christie	COO	42,777
Lawrence W. Talbot	Vice-President & General Counsel	97,777
Michael Hunter	CEO and President	67,222
Leonard Harris	Director	44,444
TOTAL:		252,220

The foregoing informed persons participated in the 2012 Placement upon terms and conditions identical to those upon which arm’s length third parties participated.

APPOINTMENT OF AUDITOR

Appointment of Auditor

Management proposes to nominate PricewaterhouseCoopers LLP as the Company’s auditors for the ensuing year. PricewaterhouseCoopers LLP has been the auditors of the Company since July 4, 2012. Accordingly, unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP as auditors of the Company for the financial year ending October 31, 2013 and to authorize the directors to fix the auditors’ remuneration.

MANAGEMENT CONTRACTS

Except as noted below, the management functions of the Company are primarily performed by the executive officers of the Company, and not to any substantial degree by any other person with whom the Company has contracted.

The Company has entered into an arrangement with Acuitas Consulting Ltd. (“Acuitas”), a private company wholly owned by Keith Henderson, whereby the Company pays Acuitas a monthly fee of CAD 20,000 for Acuitas providing the services of Mr. Henderson to fulfill the duties and obligations of an Executive Vice-President for the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Amendment to the Company’s Articles to Implement Advance Notice Provisions Regarding Election of Directors

Background

On March 22, 2013, the Board determined that it would be appropriate and in the best interests of the Company to implement a requirement for advance notice in connection with the election of directors. The Board considered whether such advance notice requirements would be best adopted by way of a policy of the Board or by an actual amendment to the Company’s articles, and concluded that the appropriate method would be to amend the Company’s articles to include advance notice provisions (“Advance Notice Provisions”). By incorporating the Advance Notice Provisions into the articles, as opposed to through the implementation of a Board policy, only the shareholders (and not the Board) will be able to remove or amend the Advance Notice Provisions in the future.

Purpose of the Advance Notice Provisions

The purpose of the Advance Notice Provisions is to provide shareholders, directors and management of the Company with direction on the procedure for shareholder nomination of directors. The Advance Notice Provisions are the framework pursuant to which the Company fixes a deadline by which holders of record of common shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and set forth the information that a shareholder must include in the notice to the Company for the nomination notice to be in proper written form.

Effect of the Advance Notice Provisions

Subject only to the BCBCA, the Advance Notice Provisions incorporated into the Company’s Articles provide that only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the Board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

(a)	by or at the direction of the Board, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the BCBCA, or a requisition of the shareholders made in accordance with the provisions of the BCBCA; or

(c)	by any person (a “Nominating Shareholder”):

(i)

who, at the close of business on the date of the giving of the notice provided for below in the Advance Notice Provisions and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting, and

(ii) who complies with the notice procedures set forth in the Advance Notice Provisions.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Company at the principal executive offices of the Company.

To be timely, a Nominating Shareholder’s notice to the Secretary of the Company must be made:

(a)

in the case of an annual meeting of shareholders, not less than thirty (30) nor more than sixty-five (65) days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than fifty (50) days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Company must set forth:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

	(i)	the name, age, business address and residential address of the person,

(ii)

the present principal occupation, business or employment of the person within the preceding five years, as well as the name and principal business of any company in which such employment is carried on,

	(iii)	the citizenship of such person,

(iv)

the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date has been made publicly available and has occurred) and as of the date of such notice, and

(iv)

any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCBCA and Applicable Securities Laws (as defined below); and

(b)

as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCBCA and Applicable Securities Laws (as defined below).

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee. No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Provisions; provided however, that nothing in the Advance Notice Provisions shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which such shareholder would have been entitled to submit a proposal pursuant to the provisions of the BCBCA.

The Chairman of the meeting will have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the Advance Notice Provisions and, if any proposed nomination is not in compliance with such provisions, to declare that such defective nomination is to be disregarded.

For purposes of the Advance Notice Provisions:

(a)

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada in which the Company is a reporting issuer, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada in which the Company is a reporting issuer; and

(b)

“public announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

Notwithstanding any other provision of the Advance Notice Provisions, notice given to the Secretary of the Company pursuant to the Advance Notice Provisions may only be given by personal delivery or facsimile transmission , and shall be deemed to have been given and made only at the time it is served by personal delivery or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Company; provided that if such delivery or facsimile transmission is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in the Advance Notice Provisions.

In order to implement the Advance Notice Provisions, the shareholders of the Company will be asked to consider and, if thought fit, pass an ordinary resolution (the “Advance Notice Resolution”), with or without variation, to amend the Company’s current Articles, the text of which is attached as Schedule “B” to this Information Circular. If the Advance Notice Resolution is passed, the amendment to the articles will become effective on the date and time that the resolution is received for deposit at the Company's records office, which the Company anticipates will be within 7 days after the Meeting.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote FOR the Advance Notice Resolution.

The Board recommends voting in favour of the Advance Notice Resolution.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com under “Company Profiles – Cardero Resource Corp.”. The Company’s financial information is provided in the Company’s comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above. Shareholders of the Company may request copies of the Company’s Annual Information Form dated January 28, 2013 and financial statements and related management discussion and analysis for the fiscal year ended October 31, 2012 by contacting the Vice-President and General Counsel of the Company by mail at Suite 2300 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 2K3.

SCHEDULE “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the board of Directors of the Company (the “Board”), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company. The Board is committed to sound corporate governance practices that are both in the interest of its shareholders and contribute to effective and efficient decision making. National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) establishes corporate governance guidelines that apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company’s practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 (“NI 58-101”) mandates disclosure of corporate governance practices for non-Venture Issuers in Form 58-101F1, which disclosure is set out below.

Board of Directors

As at the date of this Information Circular, the Board is composed of five (5) directors, of whom one (1) (Hendrik Van Alphen) is a member of management and therefore non-independent, and four (4) (Messrs. Fitch, Harris, Dunfield and Matysek) are independent. Until September 13, 2012, the Board consisted of five (5) directors, of whom three (3) (Messrs. Fitch, Harris and Hitzman) were independent and two (2) (Messrs. Van Alphen and Talbot) were non-independent. From September 13, 2012 until March 19, 2013, Michael Hunter, the former CEO and President, was also a director. As a member of management, Mr. Hunter was not independent and during that period the board therefore consisted of 4 independent (Messrs. Fitch, Harris, Dunfield and Matysek) and 2 non-independent (Messrs. Van Alphen and Hunter) directors. NP 58-201 suggests that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “independent” directors under National Instrument 52-110 Audit Committees (“NI 52-110”), which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. “Material relationship” is defined as a relationship that could, in the view of a company’s board of directors, reasonably interfere with the exercise of a director’s independent judgment. Of the proposed nominees for election at the Meeting, one (1), being Hendrik Van Alphen (President and CEO), is an “inside” or management director and, accordingly is not considered by the Board to be “independent”. The remaining four (4) proposed nominees, being Stephan Fitch, Leonard Harris, Paul Matysek and Ryan Dunfield, are each considered by the Board to be “independent”, within the meaning of NI 52-110. Thus, assuming that all the proposed nominees are elected as directors, the Board will continue to be composed of a majority of independent directors.

In assessing Form 58-101F1 and making the foregoing determinations, the circumstances of each director have been examined in relation to a number of factors, including discussions with each director and a review of the resumes of the directors and the corporate relationships and other directorships held by each of them.

The current directors of the Company, and the nominees for election as a director, are directors of the following other reporting issuers (as at March 15, 2013):

Name of	Other Reporting Issuers	Canadian Exchange
Director/Nominee

Hendrik Van Alphen Director	Wealth Minerals Ltd. Ethos Capital Corp. Balmoral Resources Ltd. Indico Resources Ltd.	TSXV TSXV TSXV TSXV

Name of	Other Reporting Issuers	Canadian Exchange
Director/Nominee

Leonard Harris Director	Canarc Resource Corp. Solitario Exploration & Royalty Corp. Indico Resources Limited Orovero Resources Corp. Coronet Minerals Inc.	TSX TSX TSXV TSXV TSXV

Stephan Fitch Director	None	N/A

Paul Matysek Director	Dundarave Resources Inc. Forsys Metals Corp. Aurcana Corporation West African Iron Ore Corp. Nevada Copper Corp. Antofagasta Gold Inc. Goldrock Mines Corp. Wealth Minerals Ltd.	TSXV TSE TSXV TSXV TSE TSXV TSXV TSXV

Ryan Dunfield Director	Solimar Energy Limited	TSXV, ASX

The Company does not currently have a Chairman of the Board and, given the current size of the Board, does not consider that a Chairman is necessary. The Board will give consideration to appointing an “independent” member as Chairman at such time as it believes that such a position is required. The Board does not, and does not consider it necessary to, have any formal structures or procedures in place to ensure that the Board can function independently of management. The Board believes that its composition, in which only one of five directors is a member of management, is sufficient to ensure that the Board can function independently of management. The independent directors exercise their responsibilities for independent oversight of management, and are provided with leadership, through their majority position on the Board and ability to meet independently of the non-independent director and management whenever deemed necessary by any independent director. The independent directors do not have regularly scheduled meeting in the absence of the non-independent directors and management, but can do so on an ad hoc basis, at the expense of the Company, as they see fit. The independent directors met as a group, on a formal basis without the non-independent directors or management being present, twice during the fiscal year ended October 31, 2012.

Each member of the Board understands that he is entitled, at the cost of the Company, to seek the advice of an independent expert (including legal counsel) if he reasonably considers it warranted under the circumstances. No director chose to do so during the fiscal year ended October 31, 2012.

The attendance record of each director at full board meetings and with respect to meetings of any committees of which he is a member since November 1, 2011 (being the commencement of the Company’s most recently completed fiscal year) up to the date of this Information Circular, either in person or by conference telephone, are as follows:

Name of Director	Full Board Meetings (6 total)	Audit Committee (7 total)	Compensation Committee (1 total)
Hendrik Van Alphen	5	N/A	N/A
Leonard Harris	6	7	1
Stephan Fitch	5	5	1
Michael Hunter(1)	5	N/A	N/A
Ryan Dunfield(2)	5	3	N/A
Paul Matysek(3)	5	N/A	1
Lawrence Talbot(4)	1	N/A	N/A
Murray Hitzman(5)	1	3	N/A

(1)	Only 5 board meeting occurred during Mr. Hunter’s tenure as a director from September 13, 2012 until March 19, 2013.

(2)	Only 5 board meetings and 3 audit committee meetings have occurred since Mr. Dunfield became a director on September 13, 2012.

(3)	Only 5 board meetings and 1 compensation committee meeting have/has occurred since Mr. Matysek became a director on September 13, 2012.

(4)	Only 1 board meeting occurred during Mr. Talbot’s tenure as a director, which ended on September 13, 2012.

(5)	Only 1 board meeting and 4 audit committee meetings occurred during Mr. Hitzman’s tenure as a director, which ended on September 13, 2012.

Mandate of the Board

The Board has not adopted a written mandate. The mandate of the Board, as prescribed by the BCBCA, is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company’s affairs directly and through the operation of its standing committees. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure that the Company’s proposed actions accord with its stated shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the financial statements, reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources. The Board also takes responsibility for identifying the principal risks of the Company’s business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable. At this stage of the Company’s development, the Board does not believe it is necessary to adopt a written mandate, as sufficient guidance is found in the applicable corporate legislation and regulatory policies.

In keeping with its overall responsibility for the stewardship of the Company, the Board is responsible for the integrity of the Company’s internal control and management information systems (primarily through the Audit Committee) and for the Company’s policies respecting corporate disclosure and communications.

Position Descriptions

The Board has not developed a written position for the Chairman of the Board (as it does not currently have one), for the Chairmen of any of its standing committees, or for the CEO. To date, given the size of the Company and its stage of development, the Board does not believe that formal written position descriptions of the position of the Chairman of the Board, of the Chairman of each standing committee and for the CEO are required, and that good business practices and the common law provide guidance as to what is expected of each of such positions.

The general duties of the CEO are as set forth in the existing employment agreement between the CEO and the Company, which were developed by the CC, in consultation with the CEO, at the time the agreement was entered into, and set forth the expectations of the role and position to be fulfilled by the CEO. Pursuant to the employment agreement, the Company (acting through the Board) has the ability to modify such duties as required, but it has not found it necessary to do so.

Orientation and Continuing Education

Board turnover is relatively rare. Three of the Company’s current directors have been with the Company for at least 5 years and two have been with the Company for 10+ years. As a result, the Board provides ad hoc orientation for new directors. New non-management directors are briefed on strategic plans, short, medium and long term corporate objectives, the Company’s current mineral properties and ongoing exploration programs, business risks and mitigation strategies, corporate governance guidelines and existing company policies when they become directors. However, there is no formal orientation for new members of the Board, and this is considered to be appropriate, given the Company’s size and current level of operations, and the low Board member turnover. If the growth of the Company’s operations and/or increased board turnover warrants it, the Board would consider implementing a formal orientation process.

The skills and knowledge of the Board of Directors as a whole is such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies in the natural resource sector, and several directors are also director of other resource companies. Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance. The Company will pay the reasonable costs of attendance by directors at continuing education courses and seminars with respect to corporate governance, directors’ duties and obligations and similar matters. Board members have full access to the Company’s records. Reference is made to the heading “Election of Directors” for a description of the principal occupations of the proposed nominees for election as members of the Board.

Ethical Business Conduct

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives according to the highest ethical standards. To this end, in December 2004 the Board adopted a “Code of Business Conduct and Ethics” for its directors, officers and employees and, in appropriate cases, consultants (“Code”). The Code was updated by the Board in September 2006. Pursuant to the Code, the Company has appointed its Vice-President and General Counsel to serve as the Company’s Ethics Officer to ensure adherence to the Code, reporting directly to the Board. Training in the Code is included in the orientation of new employees and, to ensure familiarity with the Code, directors, officers and employees are asked to read the Code and are required to sign a Compliance Certificate annually. Directors, officers and employees are required to report any known violations of the Code to the Vice-President and General Counsel or the Chairman of the Audit Committee or, alternately, to the Company’s outside U.S. or Canadian counsel.

There have not been, since the beginning of the Company’s most recent fiscal year, any material change reports filed that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.

In addition to the provisions of the Code, directors and senior officers are bound by the provisions of the Company’s Articles and the BCBCA which set forth how any conflicts of interest are to be dealt with. In particular, any director who has a material interest in a particular transaction is required to disclose such interest and to refrain from voting with respect to the approval of any such transaction.

In December, 2004, the Board also adopted a “Share Trading Policy”, which prescribes rules with respect to trading in securities of the Company where there is any undisclosed material information or a pending material development. Strict compliance with the provisions of this policy is required, with a view to enhancing investor confidence in the Company’s securities and contributing to ethical business conduct by the Company’s personnel.

In May, 2007, the Board also created a Sustainable Development Committee in order to reflect the Company’s continuing commitment to improving the environment and ensuring that its activities are carried out in a safe, sustainable and environmentally sound manner (see “Other Board Committees” below).

In March, 2013, the Board adopted an Anti-Bribery Policy to reinforce the Company’s commitment to comply with any applicable laws and regulations, including any applicable anti-bribery laws, and with the Company’s internal accounting controls to maintain the highest ethical standards in the conduct of its international business. In general, such applicable anti-bribery laws prohibit companies seeking business from public officials to make, directly or indirectly, improper cash payments or gifts of things of value to such public officials. The purpose of the Anti-Bribery Policy is to assist all of the Company’s personnel and agents in their responsibility to comply with any applicable anti-bribery laws, including, for example, Canada’s Corruption of Foreign Public Officials Act, the United States’ Foreign Corrupt Practices Act, the United Kingdom Bribery Act and other applicable anti-bribery laws, and to alert them to any potential violations of such applicable anti-bribery laws by any company personnel or agents that could potentially constitute a violation of such laws attributable to the Company. Pursuant to the Anti-Bribery Policy, the Company has appointed its Vice-President and General Counsel to serve as the Company’s Compliance Officer to ensure adherence to the Anti-Bribery Policy, reporting directly to the Board.

Interested shareholders may obtain copies of the Code, Share Trading Policy and Anti-Bribery Policy from the Company’s website at www.cardero.com.

Nomination of Directors

The Corporate Governance and Nominating Committee (“CGNC”) of the Board (which is composed solely of independent directors) is responsible for reviewing proposals for new nominees to the Board, and conducting such background reviews, assessments, interviews and other procedures as it believes necessary to ascertain the suitability of a particular nominee. The selection of potential nominees for review by the CGNC are generally the result of recruitment efforts by the individual Board members, including both formal and informal discussions among Board members and with the CEO, and are usually based upon the desire to have a specific set of skills or expertise included on the Board.

The appointment of new directors (either to fill vacancies or to add additional directors as permitted by applicable corporate legislation) or the nomination for election as a director of a person not currently a director by the shareholders at an annual general meeting is carried out by the Board, based on the recommendation of the CGNC. Once the names of any suggested nominees are provided to the CGNC, it then carries out such reviews as it determines to be appropriate (which may include interviews with the proposed nominee) to determine if the proposed nominee is an appropriate “fit” for election to the Board. The CGNC then makes a recommendation to the full Board as to the nomination (or otherwise) of the identified individual for election as a director, for appointment as a replacement for a director who has resigned or for appointment as an additional director, as applicable. In addition, prior to each AGM, the CGNC carries out a review of the then current board composition and makes recommendations as to the individuals (whether existing directors or non-directors) it considers should be nominated for election as a director at the upcoming AGM.

Details with respect to the mandate and powers of the CGNC are given below under “Other Board Committees”.

Majority Voting Policy

On March 22, 2013, the Board adopted a majority voting policy. Pursuant to the majority voting policy, the form of proxy for meetings of the shareholders of the Company at which directors are to be elected provide the option of voting in favour, or withholding from voting, for each individual nominee to the Board. If, with respect to any particular nominee, the number of shares withheld from voting exceeds the number of shares voted in favour of the nominee, then the nominee will be considered to have not received the support of the shareholders, and such nominee is expected to submit his or her resignation to the Board, to take effect on acceptance by the Board. The CGNC will review any such resignation and make a recommendation to the Board regarding whether or not such resignation should be accepted. The Board will determine whether to accept the resignation within 90 days following the shareholders’ meeting. If the resignation is accepted, subject to any corporate law restrictions, the Board may:

(a)	leave the resultant vacancy in the Board unfilled until the next annual meeting of shareholders of the Company;

(b)	fill the vacancy by appointing a director whom the Board considers to merit the confidence of the shareholders; or

(c)	call a special meeting of the shareholders of the Company to consider the election of a nominee recommended by the Board to fill the vacant position.

Directors who do not submit their resignation in accordance with the majority voting policy will not be re-nominated for election at the next shareholders’ meeting. The majority voting policy applies only in the case of an uncontested shareholders’ meeting, meaning a meeting where the number of nominees for election as directors is equal to the number of directors to be elected.

Compensation

Disclosure with respect to the process by which the Board determines compensation for the Company’s directors and officers and the membership and responsibilities, powers and operation of the CC is contained in the Information Circular under the heading “Compensation Discussion and Analysis” and is incorporated by reference herein.

Other Board Committees

Committees of the Board are an integral part of the Company’s governance structure. At the present time, the Board has the following standing committees: Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee and Sustainable Development Committee.

Disclosure with respect to the Audit Committee, as required by NI 52-110, is contained in Item 16 and Schedule “A” of the Company’s 2013 Annual Information Form dated January 28, 2013, and with respect to the Compensation Committee is contained in the information circular to which this Schedule “A” is attached under the heading “Compensation Committee”. Details of the composition and function of the remaining standing committees of the Board are as follows:

Sustainable Development Committee (“SDC”)

Leonard Harris (Chair)
Stephan Fitch
Michael Hunter*

* Ceased as a director on March 19, 2013.

The SDC is composed of a majority of independent directors and has a written charter. The overall purpose of the SDC is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s continuing commitment to improving the environment and ensuring that its activities are carried out, and that its facilities are operated and maintained, in a safe and environmentally sound manner and reflect the ideals and principles of sustainable development. The primary function of the SDC is to monitor, review and provide oversight with respect to the Company’s policies, standards, accountabilities and programs relative to health, safety, community relations and environmental-related matters. The SDC will also advise the Board and make recommendations for the Board’s consideration regarding health, safety, community relations and environmental-related issues.

Corporate Governance & Nominating Committee (“CGNC”)

Ryan Dunfield (Chair)
Stephan Fitch
Leonard Harris

The CGNC is composed solely of independent directors and has a written charter. The role of the CGNC is to (1) develop and monitor the effectiveness of the Company’s system of corporate governance; (2) establish procedures for the identification of new nominees to the Board and lead the candidate selection process; (3) develop and implement orientation procedures for new directors; (4) assess the effectiveness of directors, the Board and the various committees of the Board; (5) ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board and its committees; and (6) assist the Board in setting the objectives of the CEO and evaluating the performance of the CEO.

Assessments

The Board has traditionally monitored, but not formally assessed, its performance or the performance of individual directors or committee members or their contributions. The CGNC has, as part of its mandate, the responsibility for producing reports with respect to performance evaluations of the CEO, the Board as a whole, the individual committees of the Board and individual directors, on an annual basis. The CGNC is in the process of determining the appropriate processes for such evaluations, and is reviewing the processes adopted by similar sized public natural resource companies in order to assist it in this regard.

SCHEDULE “B”

FORM OF ADVANCE NOTICE RESOLUTION

              “WHEREAS the Company wishes to amend its Articles to add certain provisions to provide shareholders, directors and management of the Company with direction on the procedure for shareholder nomination of directors and to provide a framework under which a deadline is fixed by which holders of record of common shares of the Company must submit written director nominations to the Company prior to any annual or special meeting of shareholders and to sets forth the information that a shareholder must include in the written nomination notice to the Company in order for that notice to be in proper written form.

NOW THEREFORE BE IT RESOLVED, as an ordinary resolution, that:

1.          The Company is hereby authorized to amend the Articles of the Company by adding the following provision to the Articles of the Company as Article 14.12:

“14.12 Nomination of Directors

(1)

Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

	(a)	by or at the direction of the board, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a “proposal” made in accordance with Division 7 of Part 5 of the Business Corporations Act, or a requisition of the shareholders made in accordance with section 167 of the Business Corporations Act; or

	(c)	by any person (a “Nominating Shareholder”):

(i)

who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this Article 14.12 and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting, and

(ii) who complies with the notice procedures set forth below in this Article 14.12.

(2)

In addition to any other requirements under applicable laws, for a nomination to be made by Nominating Shareholder, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with paragraph 3 below) and in proper written form (in accordance with paragraph 4 below) to the Secretary of the Company at the principal executive offices of the Company.

(3)	To be timely, a Nominating Shareholder’s notice to the Secretary of the Company must be made:

(a)

in the case of an annual meeting of shareholders, not less than thirty (30) nor more than sixty-five (65) days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than fifty (50) days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder’s notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of such notice.

(4)	To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Company must set forth:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

	(i)	the name, age, business address and residential address of the person,

(ii)

the present principal occupation, business or employment of the person within the preceding five years, as well as the name and principal business of any company in which such employment is carried on,

	(iii)	the citizenship of such person,

(iv)

the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and

(v)

any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws (as defined below); and

(b)

as to the Nominating Shareholder giving the notice, full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws (as defined below).

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

(5)

No person shall be eligible for election as a director unless nominated in accordance with the provisions of this Article 14.12; provided, however, that nothing in this Article 14.12 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the B u s i n e s s C o r p o r a t i o n s A c t or the discretion of the Chairman of the meeting. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(6)	For purposes of this Article 14.12:

(a)

“Applicable Securities Laws” means the applicable securities legislation of each province and territory of Canada in which the Company is a reporting issuer, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada in which the Company is a reporting issuer; and

(b)

“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(7)

Notwithstanding any other provision of this Article 14.12, notice given to the Secretary of the Company pursuant to this Article 14.12 may only be given by personal delivery or facsimile transmission, and shall be deemed to have been given and made only at the time it is served by personal delivery to the Secretary at the address of the principal executive offices of the Company or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or facsimile communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

(8)	Notwithstanding the foregoing, the Board may, in its sole distraction, waive any requirement in this Article 14.12.”; and

2.          Any director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed, whether under corporate seal of the Company or otherwise, and to deliver or make or cause to be delivered or made all such filings and documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.”